EXHIBIT 12

HSBC FINANCE CORPORATION
COMPUTATION OF RATIO OF EARNINGS (LOSS) TO FIXED CHARGES

Three Months Ended March 31,	2017	2016
	(dollars are in millions)
Income (loss) from continuing operations	$418	$(70)
Income tax expense (benefit)	256	(56)
Income (loss) from continuing operations before income tax expense	674	(126)
Fixed charges:
Interest expense	90	160
Interest portion of rentals(1)	—	1
Total fixed charges	90	161
Total earnings from continuing operations as defined	$764	$35

Ratio of earnings to fixed charges	8.49	.22

(1)	Represents one-third of rentals, which approximates the portion representing interest.